Louis A. Brilleman, P.C.

1140 Avenue of the Americas, 9th Floor
New York, NY 10036
Phone: 212-584-7805
Fax: 646-380-6635

February 11, 2019

VIA ELECTRONIC MAIL

CONFIDENTIAL SUBMISSION

Draft Registration Statement

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Badu Holdings, Inc.

Confidential Submission

Pursuant to Title I, Section 106 under the

Jumpstart Our Business Startups Act

and Section 6(e) of the

Securities Act of 1933

Ladies and Gentlemen:

On behalf of Badu Holdings, Inc., a Nevada corporation (the “Company”), the undersigned hereby confidentially submits a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”) for non-public review by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement. A copy of the Registration Statement is enclosed with this letter.

The draft Registration Statement is being submitted pursuant to the Securities Act to register the resale by certain selling security holders of the Company’s common shares, par value $0.001 per share, in anticipation of the Company’s proposed initial public offering.

Pursuant to the definition contained in Section 101(a) of the JOBS Act and Section 2(a)(19) of the Securities Act, the Company is an “emerging growth company”. Therefore, the Company is permitted to make this confidential submission of the draft Registration Statement for review by the Staff, provided that the draft Registration Statement and all amendments thereto are publicly filed with the Commission not later than 15 days prior to the requested effective date of the Registration Statement. As this is a confidential submission, the draft Registration Statement has not been signed.

If you have any questions regarding the confidential submission, please feel free to contact me at 212-584-7805 or lbrilleman@lbcounsel.com. Thank you for your cooperation and prompt attention to this matter.

Very truly yours,

Louis A. Brilleman
cc:	Dennis Vadura
(Badu Holdings, Inc.)